Advantest Corporation (FY2008 Q2)

FY2008  Second Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended September 30, 2008)
(Unaudited)

October 30, 2008
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person	:	Hiroshi Nakamura, Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 11, 2008
Dividend Payable Date (as planned)	:	December 1, 2008

  (Rounded to the nearest million yen)
1. Consolidated Results of FY2008 Q2 (April 1, 2008 through September 30, 2008)
(1) Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2008 Q2	52,520	－	(3,915)	－	(4,885)	－	(2,943)	－
FY2007 Q2	114,863	(4.7)	24,647	(23.5)	27,360	(19.4)	16,930	(23.8)

	Net income (loss) per share - basic		Net income (loss) per share - diluted
		Yen		Yen
FY2008 Q2	(16.47)		(16.47)
FY2007 Q2	91.52		91.24

(2) Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share
		Million yen		Million yen		%		Yen
FY2008 Q2	282,113		247,880		87.9		1,386.94
FY2007	298,684		254,184		85.1		1,422.20
(Reference) Stockholders’ equity: (Y) 247,880 million in FY2008 Q2, (Y) 254,184 million in FY2007

2. Dividends

	Dividend per share
（Record Date）	First quarter end		Second quarter end		Third quarter end		Year end		Annual total
		yen		yen		yen		yen		yen
FY2007	－		25.00		－		25.00		50.00
FY2008	－		25.00		－		－		－
FY2008 (forecast)	－		－		－		25.00		50.00
(Note) Revision of dividends forecast for this period  : None

Advantest Corporation (FY2008 Q2)

3. Projected Results for FY2008 (April 1, 2008 through March 31, 2009)

(Note) Revision of earnings forecast for this period : None
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  In recent years, as a result of the expansion in applications for semiconductors, such as for use in digital consumer products, mobile devices and motor vehicles, it has become difficult to foresee trends in the demand for semiconductors.  Accordingly, investment plans for semiconductor related capital expenditures, the movements of which have been cyclical thus far, now vary on a daily basis.  Because of the great difficulty involved in forecasting earnings in such an operating environment, the earnings forecast for the fiscal year ending March 31, 2009 has not been presented.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1) Material changes in subsidiaries during this period
(Changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly financial reporting: Yes
(Note) Please see  “Business Results” 4. Others on page 6 for details.

(3) Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements
1) Changes based on revisions of accounting standard : Yes
2) Changes other than 1) above : None
(Note) Please see  “Business Results” 4. Others on page 6 for details.

(4) Number of issued and outstanding stock (common stock）
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2008 Q2  199,566,770 shares; FY2007  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
FY2008 Q2  20,842,165 shares; FY2007  20,840,721shares.
3) Average number of outstanding stock for each period (cumulative term):
FY2008 Q2  178,725,524 shares; FY2007 Q2  184,980,284 shares.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
1. This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

2. Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations Concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

Advantest Corporation (FY2008 Q2)

[Business Results]

1. Analysis of Business Results
Consolidated Financial Results of FY2008 Q2 (July 1, 2008 through September 30, 2008)
(in billion yen)
	Three months ended September 30, 2007	Three months ended September 30, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	42.0	18.1	(56.8%)
Net sales	57.8	26.0	(54.9%)
Operating income (loss)	12.9	(2.1)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	12.3	(4.6)	－
Net income (loss)	7.0	(2.7)	－

The operating environment during the second quarter of the fiscal year ending March 31, 2009 continued to show indications of decline even further than the previous quarter.  In the semiconductor related markets, production by semiconductor manufacturers seemed to have increased upon expectations of special demand for the Beijing Olympics and the price of semiconductors seemed to have bottomed out between the fourth quarter of the previous fiscal year and the first quarter of the current fiscal year.  However, demand in connection with personal computers and digital consumer products fell short of expectations and the price of semiconductors remained low due to excess supply during the second quarter, and Advantest’s operating environment was extremely difficult.  In addition to these factors, due to the global business downturn caused by the expansion of the financial crisis triggered in the U.S.A., corporate revenues showed further sign of slow down, and semiconductor manufacturers showed increased inclination towards restraining their capital expenditures.
In such an operating environment, Advantest, as a group including its related companies, made efforts to reduce costs and optimize inventories by the just-in-time production-system as well as further promoting standardization of parts and design in addition to taking measures such as reducing costs and restraining capital expenditures.
Accordingly, orders input received was (Y) 18.1 billion (a 56.8% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 26.0 billion (a 54.9% decrease), operating loss was (Y) 2.1 billion, loss before income taxes and equity in earnings of affiliated company was (Y) 4.6 billion, and net loss was (Y) 2.7 billion.  Furthermore, the percentage of net sales to overseas customers was 71.3%, compared to 67.4% in the corresponding period of the previous fiscal year.

Advantest Corporation (FY2008 Q2)
Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
 (in billion yen)
	Three months ended September 30, 2007	Three months ended September 30, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	29.3	11.5	(61.1%)
Net sales	44.3	18.6	(57.8%)
Operating income	12.8	0.7	(94.5%)

In the Semiconductor and Component Test System Segment, as a result of substantial measures by semiconductor manufacturers to restrain or freeze capital expenditures, the operating results for test systems for both memory and non memory semiconductors remained weak.  For test systems for memory semiconductors, memory semiconductor manufacturers continued to restrain their capital expenditures, due to the substantial decline in the prices of NAND-type flash memory semiconductors and DRAM semiconductors.  For test systems for non memory semiconductors, although continued steady operating results in the mobile personal computer markets led to apparent moves towards increasing production of semiconductors relating to these markets, a recovery in capital expenditures failed to materialize.  Furthermore, in addition to LCD driver IC manufacturers continuing to freeze their capital expenditures, manufacturers of semiconductors used in digital consumer products and motor vehicles also restrained their capital expenditures as a result of concerns over the future of the economy, therefore the environment overall was extremely difficult.
As a result of the above, orders input received was (Y) 11.5 billion (a 61.1% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 18.6 billion (a 57.8% decrease) and operating income was (Y) 0.7 billion (a 94.5% decrease).

<Mechatronics System Segment>
 (in billion yen)
	Three months ended September 30, 2007	Three months ended September 30, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	7.9	2.8	(64.3%)
Net sales	9.2	5.9	(36.5%)
Operating income (loss)	0.3	(0.3)	－

Semiconductor manufacturers further restrained their capital expenditures in the Mechatronics System Segment during the second quarter, similar to what has occurred with test systems for memory and non memory semiconductors.  Accordingly, demand for test handlers and device interface products, which connect to test systems, continued to be weak.
As a result of the above, orders input received was (Y) 2.8 billion (a 64.3% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 5.9 billion (a 36.5% decrease) and operating loss was (Y) 0.3 billion.

Advantest Corporation (FY2008 Q2)

<Services, Support and Others Segment>
(in billion yen)
	Three months ended September 30, 2007	Three months ended September 30, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	5.2	4.2	(19.9%)
Net sales	5.8	3.8	(33.2%)
Operating income	0.9	0.6	(42.1%)

　In accordance with the continuing weakness in demand for support and services for the test systems for semiconductors and test handler systems, orders input received was (Y) 4.2 billion (a 19.9% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.8 billion (a 33.2% decrease) and operating income was (Y) 0.6 billion (a 42.1% decrease).

With respect to the qualitative information concerning the consolidated business results for the first quarter of the fiscal year ending March 31, 2009, please refer to “FY 2008 First Quarter Consolidated Financial Results” (disclosed on July 25, 2008).  Monetary amounts recorded in the corresponding period of the previous fiscal year and percentages represented by changes as compared with the corresponding period of the previous fiscal year are included for reference.

2.  Analysis of Financial Condition
Total assets at September 30, 2008 amounted to (Y) 282.1 billion, a decrease of (Y) 9.6 billion compared to June 30, 2008, primarily due to decreases in trade receivables and inventories. The amount of total liabilities was (Y) 34.2 billion, a decrease of (Y) 5.0 billion compared to June 30, 2008, primarily due to decreases in other accounts payable and trade accounts payable. Stockholder’s equity was (Y) 247.9 billion. Equity to assets ratio was 87.9%, an increase of 1.3 percentage point from June 30, 2008.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2008 were (Y) 150.7 billion, an increase of (Y) 3.8 billion from June 30, 2008. Significant cash flows during the second quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 12.4 billion. This amount was primarily attributable to a decrease of (Y) 6.6 billion in trade receivables and a decrease of (Y) 4.5 billion in inventories.
Net cash used in investing activities was (Y) 5.6 billion. This amount was primarily attributable to expenditure in short-term investments in the amount of (Y) 3.0 billion and purchases of property, plant and equipment in the amount of (Y) 2.2 billion.
Net cash used in financing activities was (Y) 0.3 billion. This amount was primarily attributable to dividend payments.

Advantest Corporation (FY2008 Q2)

3.  Prospects for the Upcoming Fiscal Year
With respect to the semiconductor related markets, Advantest anticipates a recovery in investments aimed at commencing commercial production of micro processors and high-speed DRAM semiconductors compatible with next-generation network system and mobile devices and an increase in demand for semiconductor test systems, which are Advantest’s core products.
However, Advantest expects that semiconductor manufacturers will continue to exercise caution with respect to capital expenditures, as a result of the continuing low price of semiconductors due to excess supply. In addition, concerns over a global recession, the financial crisis, liquidity issues and daily share price declines could also adversely affect our future financial performance.
In such an operating environment, Advantest plans to maintain and expand market share by supplying new products and providing services which satisfy customers’ genuine needs while assessing customers’ perspectives to the greatest extent possible, in addition to making utmost efforts towards a recovery in its business results by strengthening its financial structure through further cost reductions.
As stated in the cover sheet (summary information), the projected results for the fiscal year ending March 31, 2009 have not yet been disclosed.  Advantest will promptly disclose such projected results once such disclosure becomes possible.

4.  Others
(1) Material changes in subsidiaries during this period
(Changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly financial reporting
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the second quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes  on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences, and carryforwards must be projected.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements
Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.
SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosures in both annual and quarterly reports. Advantest adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on its consolidated results of operations and financial condition. SFAS 157 will be effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008.

Advantest Corporation (FY2008 Q2)

5. Consolidated Financial Statements and Other Information

（1）Consolidated Balance Sheets

	Yen (Millions)
Assets	September 30, 2008	March 31, 2008

Current assets:
Cash and cash equivalents	¥150,729	147,348
Trade receivables, net	16,142	30,124
Inventories	22,607	26,823
Deferred tax assets	15,621	12,678
Other current assets	5,879	6,474
Total current assets	210,978	223,447
Investment securities	8,271	9,754
Property, plant and equipment, net	47,973	50,765
Deferred tax assets	6,582	6,488
Intangible assets, net	3,530	3,476
Other assets	4,779	4,754
Total assets	¥282,113	298,684

Advantest Corporation (FY2008 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	September 30, 2008	March 31, 2008

Current liabilities:
Trade accounts payable	7,377	11,765
Income taxes payable	0	585
Other accounts payable	806	2,458
Accrued expenses	9,026	10,940
Accrued warranty expenses	2,723	3,143
Other current liabilities	2,321	2,804
Total current liabilities	22,253	31,695
Accrued pension and severance cost	10,404	10,711
Other liabilities	1,576	2,094
Total liabilities	34,233	44,500
Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,158	40,072
Retained earnings	271,277	278,689
Accumulated other comprehensive income (loss)	(6,590)	(7,615)
Treasury stock	(89,328)	(89,325)
Total stockholders’ equity	247,880	254,184
Total liabilities and stockholders’ equity	¥282,113	298,684

Advantest Corporation (FY2008 Q2)

（2）Consolidated Statement of Operations

Yen
(Millions)
Six months ended
September 30, 2008

Net sales	¥52,520
Cost of sales	25,637
Gross profit	26,883
Research and development expenses	13,572
Selling, general and administrative expenses	17,226
Operating income (loss)	(3,915)
Other income (expense):
Interest and dividends income	1,253
Interest expense	(6)
Other, net	(2,217)
Total other income (expense)	(970)
Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(4,885)
Income taxes	(2,013)
Equity in earnings (loss) of affiliated company	(71)
Net income (loss)	¥(2,943)

Yen
Six months ended
September 30, 2008

Net income (loss) per share:
Basic	¥(16.47)
Diluted	(16.47)

Advantest Corporation (FY2008 Q2)

Yen
(Millions)
Three months ended
September 30, 2008

Net sales	¥26,062
Cost of sales	12,927
Gross profit	13,135
Research and development expenses	6,840
Selling, general and administrative expenses	8,384
Operating income (loss)	(2,089)
Other income (expense):
Interest and dividends income	566
Interest expense	(3)
Other, net	(3,060)
Total other income (expense)	(2,497)
Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(4,586)
Income taxes	(1,835)
Equity in earnings (loss) of affiliated company	(40)
Net income (loss)	¥(2,791)

Yen
Three months ended
September 30, 2008

Net income (loss) per share:
Basic	¥(15.62)
Diluted	(15.62)

Advantest Corporation (FY2008 Q2)

（3）Consolidated Statement of Cash Flows

Yen
(Millions)
Six months ended
September 30, 2008

Cash flows from operating activities:
Net income (loss)	¥(2,943)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,655
Deferred income taxes	(3,180)
Stock option compensation expense	86
Changes in assets and liabilities:
Trade receivables	14,359
Inventories	4,996
Trade accounts payable	(4,524)
Income taxes payable	(389)
Accrued expenses	(2,063)
Accrued warranty expenses	(704)
Accrued pension and severance cost	(255)
Other	4,852
Net cash provided by operating activities	14,890
Cash flows from investing activities:
(Increase) decrease in short-term investments	(3,000)
Proceeds from sale of non-marketable investment securities	34
Proceeds from sale of property, plant and equipment	390
Purchases of intangible assets	(390)
Purchases of property, plant and equipment	(3,744)
Other	(432)
Net cash used in investing activities	(7,142)
Cash flows from financing activities:
Dividends paid	(4,459)
Other	(4)
Net cash used in financing activities	(4,463)
Net effect of exchange rate changes on cash and cash equivalents	96
Net change in cash and cash equivalents	3,381
Cash and cash equivalents at beginning of period	147,348
Cash and cash equivalents at end of period	¥150,729

Advantest Corporation (FY2008 Q2)

Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

1. Business Segment Information

	Yen (Millions)
	Three months ended September 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	18,411	3,774	3,877	－	26,062
Inter-segment sales	266	2,068	－	(2,334)	－
Sales	18,677	5,842	3,877	(2,334)	26,062
Operating income (loss) before stock option compensation expense	707	(279)	551	(2,982)	(2,003)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					(2,089)

	Yen (Millions)
	Six months ended September 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	35,294	8,986	8,240	－	52,520
Inter-segment sales	350	2,077	－	(2,427)	－
Sales	35,644	11,063	8,240	(2,427)	52,520
Operating income (loss) before stock option compensation expense	1,388	(1,705)	988	(4,500)	(3,829)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					(3,915)

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.

Advantest Corporation (FY2008 Q2)

2. Consolidated Net Sales by Geographical Areas

Yen (Millions)
Three months ended September 30, 2008

Japan	7,472
Americas	5,208
Europe	474
Asia	12,908
Total	26,062

Yen (Millions)
Six months ended September 30, 2008

Japan	13,961
Americas	8,043
Europe	894
Asia	29,622
Total	52,520

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., etc.
(2) Europe	Israel, Germany, Ireland and Portugal, etc.
(3) Asia	Taiwan, South Korea and China, etc.

(6) Notes on Significant Changes to Stockholders’ Equity: None

Advantest Corporation (FY2008 Q2)

[Reference]
FY2007 Interim Consolidated Financial Statements
(1) Interim Consolidated Statements of Income
	FY2007 interim
	(April 1, 2007 through
	September 30, 2007)
	Amount (in million yen)		Percentage （%）
Net sales		114,863	100.0
Cost of sales		52,839	46.0
Gross profit		62,024	54.0
Research and development expenses		16,361	14.2
Selling, general and administrative expenses		21,016	18.3
Operating income		24,647	21.5
Other income (expense):
Interest and dividends income	2,170
Interest expense	(6)
Other	549	2,713	2.3
Income before income taxes and equity in earnings of affiliated company		27,360	23.8
Income taxes		10,426	9.1
Equity in earnings (losses) of affiliated company		(4)	(0.0)
Net income		16,930	14.7

FY2007 interim
(April 1, 2007 through
September 30, 2007)
Amount (in yen)
Net income per share
Basic	91.52
Diluted	91.24

Advantest Corporation (FY2008 Q2)

(2) Interim Consolidated Statements of Cash Flows
FY2007 interim
(April 1, 2007 through
September 30, 2007)
Amount (in million yen)
I Cash flows from operating activities:
Net income	16,930
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,884
Deferred income taxes	(3,610)
Stock option compensation expense	289
Changes in assets and liabilities:
Trade receivables	(4,321)
Inventories	(2,249)
Trade accounts payable	(6,258)
Income taxes payable	731
Accrued expenses	(1,003)
Accrued warranty expenses	(103)
Accrued pension and severance cost	(575)
Other	2,292
Net cash provided by operating activities	6,007
II Cash flows from investing activities:
Proceeds from sale of non-marketable securities	41
Purchases of non-marketable securities	(117)
Proceeds from sale of property, plant and equipment	213
Purchases of intangible assets	(517)
Purchases of property, plant and equipment	(5,792)
Other	(182)
Net cash used in investing activities	(6,354)

Advantest Corporation (FY2008 Q2)

		FY2007 interim
		(April 1, 2007 through
		September 30, 2007)
		Amount (in million yen)
III	Cash flows from financing activities:
Principal payments on long-term debt		(5)
Proceeds from sale of treasury stock		249
Payments to acquire treasury stock		(19,121)
Dividends paid		(6,087)
Other		(4)
	Net cash used in financing activities	(24,968)
IV	Net effect of exchange rate changes on cash and cash equivalents	(649)
V	Net change in cash and cash equivalents	(25,964)
VI	Cash and cash equivalents at beginning of period	196,395
VII	Cash and cash equivalents at end of period	170,431

(3) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2008 Q2)

(4) Segment Information to the FY2007 interim

1. Business Segment Information

FY2007 interim (April 1, 2007 through September 30, 2007)
Amount (in million yen)	Percentage (%)

Semiconductor and Component Test System
Net sales to unaffiliated customers	83,561	98.0
Intersegment sales	1,703	2.0
Sales	85,264	100.0
Operating expenses	62,123	72.9
Operating income before stock option compensation expense	23,141	27.1

Mechatronics System
Net sales to unaffiliated customers	21,144	99.0
Intersegment sales	223	1.0
Sales	21,367	100.0
Operating expenses	17,933	83.9
Operating income before stock option compensation expense	3,434	16.1

Services, Support and Others
Net sales to unaffiliated customers	10,158	100.0
Intersegment sales	-	-
Sales	10,158	100.0
Operating expenses	8,548	84.2
Operating income before stock option compensation expense	1,610	15.8

Elimination and Corporate
Net sales to unaffiliated customers	-	-
Intersegment sales	(1,926)	100.0
Sales	(1,926)	100.0
Operating expenses	1,323	-
Operating income (loss) before stock option compensation expense	(3,249)	-

Consolidated
Net sales to unaffiliated customers	114,863	100.0
Intersegment sales	-	-
Net sales	114,863	100.0
Operating expenses	89,927	78.3
Operating income before stock option compensation expense	24,936	21.7
Adjustment: Stock based compensation expense	289	0.2
Operating income	24,647	21.5

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.

Advantest Corporation (FY2008 Q2)

2. Consolidated Net Sales by Geographical Areas
Net sales to unaffiliated customers	FY2007 interim (April 1, 2007 through September 30, 2007)
	Amount (in million yen)	Percentage (%)
Americas	4,974	4.3
Europe	4,946	4.3
Asia	66,244	57.7
Total Overseas	76,164	66.3
Japan	38,699	33.7
Consolidated	114,863	100.0